FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated October 6, 2004 *

99.2 Press Release dated October 12, 2004 *

99.3 Press Release dated October 13, 2004 *

Signatures *

99.1 Press Release dated October 6, 2004

Corgi USA Selects National Motor Museum for Direct Marketing

CHICAGO--Oct. 6, 2004--Corgi USA, a subsidiary of Zindart Limited (Nasdaq:ZNDT - News), has awarded the National Motor Museum Mint (NMMM) an exclusive three-year agreement for the direct marketing and distribution of the Corgi line of precision die-cast collectible products.

The new marketing relationship gives Corgi USA an established direct-to-consumer mechanism to build brand awareness and sales for the company's line of die-cast collectible vehicles in the U.S. marketplace, supplementing the company's existing distribution channels.

NMMM has developed highly responsive direct response capabilities to target both very large and specialty niche markets using a testing and rollout approach that features dynamic offer presentations, powerful copy and graphic design incorporating direct mail, print space, catalog and broadcast media.

"We are convinced our association with NMMM will re-establish the awareness of the Corgi brand in the U.S. as well as reduce expenses," said George Volanakis, President and CEO, Corgi Classics. "After evaluating our current operation, we decided that it made sense to turn over the company's direct to consumer business to the professionals. This will allow the company to focus on our collector business and entering the mass-market channel with unique toys and collectibles. We are pleased with the high-quality personnel NMMM brings to building the Corgi brand in the direct area."

The National Motor Museum Mint has more than two million customers and has grown its business to more than $30 million in sales annually in just the last five years.

"We consider our association with Corgi USA to be one of the most exciting and rewarding relationships that we have taken on during our rapid and highly profitable growth period," said Martin Lipset, founder. "Corgi gives to The National Motor Museum Mint the greatest array of tools and dies for future promotions that we have ever seen. We expect that our relationship with such a high-quality and trusted brand will help both companies skyrocket sales and profits quickly."

About Zindart

Zindart Limited is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, based in the UK, Corgi USA, located in Chicago and Zindart Manufacturing, based in Hong Kong. Corgi die-cast replica items are sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart's Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated October 12, 2004

Gary Shemano, Securities Industry Veteran,
Named Interim Board Member of Zindart Limited

HONG KONG--Oct. 12, 2004--Zindart Limited (NASDAQ:ZNDT - News) announced today that Gary Shemano, Founder and Chairman of The Shemano Group, has joined the Board of Directors of Zindart Limited on an interim basis. He has agreed to serve on Zindart's board of directors until the shareholders elect a new board of directors at an extraordinary general meeting of shareholders expected to be held in December 2004.

Leo Paul Koulos, Director, stated: "I am extremely pleased to have secured a director with strong credentials to help me with the task of identifying and nominating a new Board of Directors for the approval of Zindart shareholders. Gary's many years in the financial industry will be of great assistance in identifying and securing the type of individuals whose experience will best serve the needs and interests of our shareholders and be able to move the company to the next level."

Both Mr. Koulos and Mr. Shemano are independent directors. Mr. Koulos and Shemano have been appointed to each of Zindart's board committees, including the Audit Committee.

Gary Shemano, age 59, is a 35-year veteran of the securities industry. Mr. Shemano began his career in the investment industry in 1969 and in 1977 joined Bear Stearns & Co. in their San Francisco office. In 1982 he was appointed Managing General Partner for the entire Northwest region.

In 1994, Mr. Shemano founded his own investment banking firm, The Shemano Group, for which he currently serves as Chairman of the Board. The Shemano Group is one of the leading firms in the country in the burgeoning market for financing of small and mid-size public companies in the post 2001 market environment.

About Zindart

Zindart Limited is a large manufacturing company, supplying a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated October 13, 2004

PETER A. J. GARDINER CONTINUES
AS INTERIM CEO OF ZINDART LIMITED

HONG KONG--October 13. 2004--Zindart Limited (Nasdaq NM: ZNDT) announced today that its Board of Directors has appointed Peter A. J. Gardiner to the position of interim Chief Executive Officer (CEO) of the company. In this role, Mr. Gardiner will continue his management leadership of Zindart until such time as a new Board of Directors is elected by the shareholders and has determined the long-term leadership of the company.

As announced Sept. 30, 2004, Director Leo Paul Koulos had asked Mr. Gardiner to stay on as CEO past his planned retirement date to complete elements of the company's strategic plan and to assist with the transition to a new Board of Directors. It is anticipated that the new Board of Directors will be elected in December 2004.

As interim Chief Executive Officer, Mr. Gardiner will be responsible for:

  Continuing to implement the strategy he initiated in 2001 to make Zindart into a global marketing company of collectibles, toys and other product lines.

  Supporting Corgi Classics' aggressive marketing and product development program to penetrate mass market channels and to capture more revenues outside the United Kingdom.

  Assisting current board members Mr. Koulos and Mr. Gary Shemano in identifying, evaluating and recruiting a new Board of Directors closely attuned to the interests of Zindart investors.

Mr. Koulos commented: "I am delighted that Peter is willing to see us through this phase. We have just begun to see some sustained growth. We have to make sure we do not lose momentum. Continuity of management and of strategy will help get us up to the next level."

Mr. Gardiner remarked: "George Volanakis of Corgi Classics and Richard Tong at Zindart Manufacturing are very much on course to harvest the financial results of our strategy. I am pleased to continue working with them, Leo and Gary to consolidate our gains, even amidst volatile markets where only the agile can prevail."

Mr. Koulos added: "The Board of Directors that will be elected by the shareholders must undertake a full review of our top management team to make sure we have the breadth and depth to get the job done."

About Zindart

Zindart Limited is a large manufacturing company, producing a wide range of plastic and die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: October 13, 2004	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)